1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25545527#5601

Siliconware Precision Industries Reports a 12.3% Quarter-over-Quarter growth in Revenues Resulting in Basic Earnings per Share of NT$ 0.90 or Diluted Earnings per Share of NT$ 0.78. Basic Earnings per ADS is US$ 0.14 and Diluted Earnings per ADS is US$ 0.12

Taichung, Taiwan, July 27, 2016—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2016 were NT$ 21,680 million, which represented a 12.3% growth in revenues compared to the first quarter of 2016 and a 2.1% growth in revenues compared to the second quarter of 2015. SPIL reported a net income of NT$ 2,809 million for the second quarter of 2016, compared with a net income of NT$ 1,604 million and a net income of NT$ 3,677 million for the first quarter of 2016 and the second quarter of 2015, respectively.

Basic earnings per share for this quarter was NT$ 0.90, and diluted earnings per ordinary share was NT$ 0.78. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.12.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the second quarter of 2016, net revenues from IC packaging were NT$ 19,150 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,530 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 16,581 million, representing an increase of 8.2% compared to the first quarter of 2016 and an increase of 7.3% compared to the second quarter of 2015.

•	Raw materials costs were NT$ 7,261 million for the second quarter of 2016 and represented 33.5% of total net revenues, whereas raw materials costs were NT$ 6,454 million and represented 33.4% of total net revenues for the first quarter of 2016.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 253 million.

•	Gross profit was NT$ 5,099 million for the second quarter of 2016, representing a gross margin of 23.5%, which increased from a gross margin of 20.6% for the first quarter of 2016 and decreased from 27.2% for the second quarter of 2015.

•	Total operating expenses for the second quarter of 2016 were NT$ 2,228 million, which included selling expenses of NT$ 247 million, administrative expenses of NT$ 913 million and R&D expenses of NT$ 1,068 million. Total operating expenses represented 10.2% of total net revenues for the second quarter of 2016.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 136 million.

•	Operating income was NT$ 2,871 million for the second quarter of 2016, representing an operating margin of 13.3%, which increased from 9.8% for the first quarter of 2016 and decreased from 16.9% for the second quarter of 2015.

•	Non-operating items:

•	Our non-operating items were NT$ 363 million, including net gains of NT$ 342 million on fair value change of financial liabilities at fair value through profit or loss, cash dividends of NT$ 266 million from ChipMos Taiwan, and net foreign exchange losses of NT$ 167 million.

•	Net income before tax was NT$ 3,235 million for the second quarter of 2016, which increased from a net income before tax of NT$ 1,898 million for the first quarter of 2016 and decreased from a net income before tax of NT$ 4,332 million for the second quarter of 2015.

•	Income tax expense was NT$ 426 million for the second quarter of 2016, compared with income tax expense of NT$ 294 million for the first quarter of 2016 and income tax expense of NT$ 655 million for the second quarter of 2015.

•	Net income was NT$ 2,809 million for the second quarter of 2016, which increased from a net income of NT$ 1,604 million for the first quarter of 2016 and decreased from a net income of NT$ 3,677 million for the second quarter of 2015.

•	Total number of shares outstanding was 3,116 million shares as of June 30, 2016. Basic earnings per share for this quarter was NT$ 0.90, and diluted earnings per ordinary share was NT$ 0.78. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.12.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 24,508 million as of June 30, 2016 from NT$ 25,406 million as of Mar 31, 2016, and NT$ 28,103 million as of June 30, 2015.

•	Capital expenditures for the second quarter of 2016 totaled NT$ 3,830 million.

•	Total depreciation expenses for the second quarter of 2016 totaled NT$ 3,203 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 19,150 million for the second quarter of 2016, which represented an increase of NT$ 2,041 million or 11.9% compared to the first quarter of 2016.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 31%, 17% and 40%, respectively, of total net revenues for the second quarter of 2016.

•	As of June 30, 2016 we had 7,967 wirebonders installed, of which 401 were added and 18 were disposed in the second quarter of 2016.

IC testing service:

•	Net revenues from testing operations were NT$ 2,530 million for the second quarter of 2016, which represented an increase of NT$ 340 million or 15.5% compared to the first quarter of 2016.

•	As of June 30, 2016 we had 576 testers installed, of which 16 were added and 2 were disposed in the second quarter of 2016.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q16	1Q16
Communication	68%	66%
Computing	10%	10%
Consumer	20%	22%
Memory	2%	2%

•	Breakdown by packaging type:

By application	2Q16	1Q16
Bumping & Flip Chip	40%	42%
Substrate Based	31%	30%
Leadframe Based	17%	17%
Testing	12%	11%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended June 30, 2016 reflect our gains or losses attributable to the second quarter of 2016 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended June 30, 2016, nor the consolidated financial data for our company for the six months ended June 30, 2016 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30,2016			June 30,2015		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	759,338	24,507,646	19	28,103,413	22	(3,595,767)	-12.8
Available-for-sale financial assets	5,690	183,660	—	—	—	183,660	100.0
Accounts receivable	548,983	17,718,429	14	18,462,722	14	(744,293)	-4.0
Inventories	187,265	6,043,975	5	4,475,835	3	1,568,140	35.0
Other current assets	52,525	1,695,246	2	2,263,353	2	(568,107)	-25.1

Total current assets	1,553,801	50,148,956	40	53,305,323	41	(3,156,367)	-5.9

Non-current Assets
Available-for-sale financial assets	168,269	5,430,874	4	8,106,868	6	(2,675,994)	-33.0
Long-term investment under equity method	79,238	2,557,402	2	45,222	—	2,512,180	5555.2
Property, plant and equipment	2,046,549	66,052,358	52	65,202,599	51	849,759	1.3
Intangible assets	5,323	171,797	—	190,908	—	(19,111)	-10.0
Other assets	63,461	2,048,194	2	1,730,335	2	317,859	18.4

Total non-current assets	2,362,840	76,260,625	60	75,275,932	59	984,693	1.3

Total Assets	3,916,641	126,409,581	100	128,581,255	100	(2,171,674)	-1.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,743,375	2	2,623,100	2	120,275	4.6
Financial liabilities at fair value through profit or loss - current	40,142	1,295,586	1	851,880	1	443,706	52.1
Accounts payable	246,875	7,967,903	6	7,034,054	5	933,849	13.3
Current portion of long-term debt	188,956	6,098,571	5	3,905,237	3	2,193,334	56.2
Other current liability	798,635	25,775,937	20	24,133,175	19	1,642,762	6.8
Non-current liabilities
Bonds payable	389,443	12,569,273	10	11,726,043	9	843,230	7.2
Long-term loans	171,950	5,549,702	5	9,042,410	7	(3,492,708)	-38.6
Other liabilities	47,405	1,529,963	1	1,342,871	1	187,092	13.9

Total Liabilities	1,968,406	63,530,310	50	60,658,770	47	2,871,540	4.7

Stockholders’ Equity
Capital stock	965,565	31,163,611	25	31,163,611	24	—	—
Capital reserve	391,696	12,641,997	10	15,771,577	12	(3,129,580)	-19.8
Legal reserve	335,988	10,844,001	8	9,967,775	8	876,226	8.8
Retained earnings	146,610	4,731,847	4	7,450,886	6	(2,719,039)	-36.5
Other equities	108,376	3,497,815	3	3,568,636	3	(70,821)	-2.0

Total Equity	1,948,235	62,879,271	50	67,922,485	53	(5,043,214)	-7.4

Total Liabilities & Shareholders’ Equity	3,916,641	126,409,581	100	128,581,255	100	(2,171,674)	-1.7

Forex ( NT$ per US$ )		32.275		30.86

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	USD	2Q 2016 NTD		%	2Q 2015 NTD		YOY change %	2Q 2016 NTD	1Q 2016 NTD		QOQ change %
Revenues	668,617		21,679,907	100.0		21,240,037	2.1	21,679,907		19,299,310	12.3
Cost of Goods Sold	(511,373)		(16,581,285)	-76.5		(15,459,056)	7.3	(16,581,285)		(15,329,416)	8.2

Gross Profit	157,244		5,098,622	23.5		5,780,981	-11.8	5,098,622		3,969,894	28.4

Operating Expenses
Selling Expenses	(7,607)		(246,649)	-1.1		(259,626)	-5.0	(246,649)		(243,323)	1.4
Administrative Expenses	(28,159)		(913,050)	-4.2		(941,586)	-3.0	(913,050)		(918,957)	-0.6
Research and Development Expenses	(32,936)		(1,067,939)	-4.9		(984,176)	8.5	(1,067,939)		(919,405)	16.2

	(68,702)		(2,227,638)	-10.2		(2,185,388)	1.9	(2,227,638)		(2,081,685)	7.0

Operating Income	88,542		2,870,984	13.3		3,595,593	-20.2	2,870,984		1,888,209	52.0
Non-operating Items	11,204		363,284	1.6		736,825	-50.7	363,284		10,032	3521.3

Income Before Income Tax	99,746		3,234,268	14.9		4,332,418	-25.3	3,234,268		1,898,241	70.4
Income Tax Expenses	(13,124)		(425,565)	-1.9		(654,928)	-35.0	(425,565)		(294,213)	44.6

Net Income	86,622		2,808,703	13.0		3,677,490	-23.6	2,808,703		1,604,028	75.1

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(7,756)		(251,469)			(97,201)				(166,438)
Unrealized gain(loss) on available-for-sale financial assets	(5,404)		(175,229)			(1,364,486)				263,352
Share of other comprehensive income of associates and joint ventures	(1,926)		(62,444)			—				85,238
Income tax relating to items that may be reclassified to profit or loss	(204)		(6,622)			20,610				21,682

Total other comprehensive income	(15,290)		(495,764)			(1,441,077)				203,834

Total comprehensive income	71,332		2,312,939			2,236,413				1,807,862

Earnings Per Ordinary Share- Basic		NT$	0.90		NT$	1.18			NT$	0.51

Earnings Per Ordinary Share- Diluted		NT$	0.78		NT$	0.93			NT$	0.39

Earnings Per ADS- Basic		US$	0.14		US$	0.19			US$	0.08

Earnings Per ADS- Diluted		US$	0.12		US$	0.15			US$	0.06

Weighted Average Outstanding Shares - Diluted (‘k)			3,369,343			3,374,893				3,375,688

Forex ( NT$ per US$ )			32.425			30.835				33.143

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30
	2016				2015		YOY
	USD	NTD		%	NTD		change %
Revenues	1,250,921		40,979,217	100.0		42,045,279	-2.5
Cost of Goods Sold	(973,896)		(31,910,701)	-77.9		(30,817,849)	3.5

Gross Profit	277,025		9,068,516	22.1		11,227,430	-19.2

Operating Expenses
Selling Expenses	(14,949)		(489,972)	-1.2		(508,074)	-3.6
Administrative Expenses	(55,886)		(1,832,007)	-4.5		(1,761,562)	4.0
Research and Development Expenses	(60,676)		(1,987,344)	-4.8		(1,892,964)	5.0

	(131,511)		(4,309,323)	-10.5		(4,162,600)	3.5

Operating Income	145,514		4,759,193	11.6		7,064,830	-32.6
Non-operating Items	11,506		373,316	0.9		281,740	32.5

Income Before Income Tax	157,020		5,132,509	12.5		7,346,570	-30.1
Income Tax Expenses	(22,001)		(719,778)	-1.7		(1,054,580)	-31.7

Net Income	135,019		4,412,731	10.8		6,291,990	-29.9

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(12,778)		(417,907)			(248,673)
Unrealized gain (loss) on available-for-sale financial assets	2,542		88,123			(893,035)
Share of other comprehensive income of associates and joint ventures	646		22,794			—
Income tax relating to items that may be reclassified to profit or loss	450		15,060			14,546

Total other comprehensive income	(9,140)		(291,930)			(1,127,162)

Total comprehensive income	125,879		4,120,801			5,164,828

Earnings Per Ordinary Share- Basic		NT$	1.42		NT$	2.02

Earnings Per Ordinary Share- Diluted		NT$	1.17		NT$	1.76

Earnings Per ADS- Basic		US$	0.22		US$	0.32

Earnings Per ADS- Diluted		US$	0.18		US$	0.28

Weighted Average Outstanding Shares - Diluted (‘k)			3,377,692			3,383,196

Forex ( NT$ per US$ )			32.687			31.114

(1) All figures are under T-IFRS.

(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 6 Months Ended on June 30, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2016		6 months, 2015
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	157,020	5,132,509	7,346,570
Depreciation	194,909	6,388,943	6,450,813
Amortization	6,642	217,840	313,776
Change in working capital & others	(124,296)	(4,048,300)	(3,007,932)

Net cash flows provided from operating activities	234,275	7,690,992	11,103,227

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(211,047)	(6,909,940)	(6,360,288)
Proceeds from disposal of available-for-sale financial assets	32,509	1,077,460	—
Proceeds from disposal of property, plant, and equipment	3,501	114,125	94,926
Payment for other changes	(9,767)	(320,998)	(340,586)

Net cash used in investing activities	(184,804)	(6,039,353)	(6,605,948)

Cash Flows from Financing Activities:
Repayment of long-term loans	(61,465)	(2,031,583)	(6,454,250)
Others	(3,073)	(101,852)	(18,372)

Net cash used in financing activities	(64,538)	(2,133,435)	(6,472,622)

Foreign currency exchange effect	(6,162)	(201,932)	(75,957)

Net decrease in cash and cash equivalents	(21,229)	(683,728)	(2,051,300)

Cash and cash equivalents at beginning of period	760,081	25,191,374	30,154,713

Cash and cash equivalents at end of period	738,852	24,507,646	28,103,413

Forex ( NT$ per US$ )		32.687	31.114

(1) :    All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 27, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer